VENTURE LAW CORPORATION

Suite 618 - 688 West Hastings Street

Vancouver, British Columbia, V6B 1P1

Telephone: (604) 659-9188

Facsimile: (604) 659-9178

March 1, 2005

BY EDGAR

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Dear Sirs and Madams:

                    RE: Notice of Cancellation of Meeting - Pre Form 14A Filed February 7, 2005 by SE Global Equities Corp.

                    On behalf of SE Global Equities Corp. ("SE Global") we hereby provide notice that SE Global has cancelled its meeting associated with its Preliminary Schedule 14A filed February 8, 2005.  SE Global is therefore withdrawing its February 8, 2005 filing #000-26347.

Yours truly,

VENTURE LAW CORPORATION

/s/ Venture Law Corporation